Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-275319, 333-274119, 333-271768, 333-271543, 333-269565, and 333-261496 on Form S-3 and in Registration Statement Nos. 333-277314 and 333-262452 on Form S-8 of our report dated April 14, 2023 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the consolidated financial statements, before the effects of the adjustments to retrospectively apply the reverse stock split described in Note 2, of SAB Biotherapeutics, Inc. and Subsidiaries as of and for the year ended December 31, 2022, included in this Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ Mayer Hoffman McCann P.C

San Diego, California

March 28, 2024